UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fluent Forever Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 12, 2018

Physical Address of Issuer:

4025 W Patterson Ave, Chicago, IL 60641

Website of Issuer:

http://fluent-forever.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

October 14, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,713,985	$2,678,165
Cash & Cash Equivalents	$876,705	$1,864,192
Accounts Receivable	$0	$0
Short-term Debt	$658,362	$523,734
Long-term Debt	$232,166	$337,839
Revenues/Sales	$1,870,617	$1,093,166
Cost of Goods Sold	$375,641	$223,815
Taxes Paid	$0	$0
Net Income	-$2,174,548	-$1,845,193

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 6, 2022

Fluent Forever Inc.



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Fluent Forever Inc. ("Fluent Forever", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 14, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$250,000	$15,000	$235,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1)	This excludes fees to Company's advisors, such as attorneys and accountants.
(2)	In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)	The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)	Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://fluent-forever.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/fluent-forever

The date of this Form C is July 6, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Fluent Forever Inc. (the "Company") is a Delaware Corporation, formed on April 12, 2018. The Company is currently also conducting business under the name of "Fluent Forever".

The Company is located at 4025 W Patterson Ave, Chicago, IL 60641.

The Company's website is http://fluent-forever.com.

The Company conducts business in the United States and sells products through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/fluent-forever (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$250,000*
Offering Deadline	October 14, 2022
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 50.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on April 12, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places and could cause temporary or long-term disruptions in the normal interactions of people that benefit from our products and services. Such risks could also adversely affect our customers' financial condition, resulting in reduced spending on our products and services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain

and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's authorized capital stock consists of 8,000,000 shares of common stock and 3,737,454 shares of preferred stock. At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,812,129 shares of Common Stock and 3,594,519 shares of Preferred Stock will be issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by offloading credit card storage to outside providers and keeping access to our back-end services restricted. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or

information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner who are Head of Growth, Advisor, Director of Operations, CTO, and CEO of the Company. The Company has or intends to enter into employment agreements with Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related

to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of languages that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond

our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

B2B customers, such as schools, large multinational corporations in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions,

termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Demand tends to go up when people are making New Years' resolutions, or when pandemics strike. Demand may go down when pandemic restrictions are lifted. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to learn languages for professional and personal development. Demand for these skills tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial and federal government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full

scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and

relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to

penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through the Apple App Store and the Google Play Store who distribute products from competing developers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not

in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an

account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Fluent Forever is a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months.

Business Plan

Fluent Forever is a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months. Customers can access our app for free for 14 days, and then need a subscription to do more. In addition, we offer combined app + coaching subscriptions for $89-289/month. We offer content to learn Spanish-Latin American, Spanish-European, French, Italian, German, Brazilian Portuguese, Japanese, Dutch, Hebrew, Mandarin and Korean. We intend to offer English as a Second Language in our coaching programs later on.

History of the Business

Fluent Forever Holdings Inc is an S Corp owned 100% by founder Gabe Wyner that transferred all cash and assets to Fluent Forever Inc, a C Corp. Gabe's founder shares of the C Corp are owned by the S Corp.

Currently we sell pronunciation trainers and word lists on our website, along with subscriptions to our app and coaching products.

The Company's Products and/or Services

Pronunciation Trainers	These trainers are apps, designed to train your ears in the pronunciation system of a new language in 2-3 weeks. There's a lot of research behind these, which you can learn about on this page. They run inside of the free Anki app.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Word Lists	These are professionally translated lists of my 625 words, arranged in an order that makes them 10% easier and faster to memorize than a randomized list, and nearly 200% easier to memorize when compared with a thematic word list (where you learn colors, then professions, then parts of the body, etc.). Lots of research behind these, too, which you can learn about on this page. The lists are beautifully typeset and contain 90 illustrations by 10 famous web comics.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Subscription App	The app aids in language learning and retention by using Fluent Forever's pronunciation trainers and word lists and leveraging technology for spaced repetition of knowledge.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Coaching Subscriptions	Pairing native speakers with students eager to learn in a virtual environment with a low student: teacher ratio.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.

Coaching platform will be expanded in terms of languages offered and number of coaches available.

The Company sells access to the Fluent Forever app and subscription coaching on its website (fluent-forever.com), Google Play store and Apple App Store.

Competition

The Company's primary competitors include Duolingo, Rosetta Stone, and Babbel.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. However, despite large market share and massive advertising budgets, many of our competitors' products do not deliver. We see a significant opportunity to grab market share and expand the size of the market with an easy-to-use product that successfully delivers language acquisition.

Customer Base

Our customers are world wide individual language learners primarily in the US and Europe.

Supply Chain

The Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

The Company has received federal trademark registrations with the United States Patent and Trademark Office for the service marks listed below:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
5804435	FLUENT FOREVER	Service Mark	November 21, 2018	July 16, 2019	USA
6329182	FLUENT FOREVER	Service Mark	May 21, 2018	April 20, 2021	USA

The Company has filed for the following patents with the United States Patent and Trademark Office:

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
11288976	LANGUAGE FLUENCY SYSTEM	The present invention relates to a system for	October 4, 2018	March 29, 2022	US

		teaching language fluency and, more specifically, relates to a software based system for teaching foreign languages.			

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Basic Operating Expenses	94%	$23,500	0%	$0
Expanded Operating Expenses	0%	$0	24%	$1,200,000
Marketing Expenses	0%	$0	60%	$3,000,000
Sales	0%	$0	10%	$500,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Basic Operating Expenses – Operating expenses for keeping our staff employed, sustaining our product through iOS/Android updates, answering customer emails, etc.

Expanded Operating Expenses – Operating expenses for keeping a larger product team employed and improving our product on an ongoing basis, expanding our content offerings, improving our website and customer service offerings.

Marketing Expenses – Expenses associated with bringing on a CMO and associated staff, testing out multiple Go-To-Market strategies and channels, and deploying capital for growth purposes.

Sales – Expenses associated with outreach to schools for selling our ESL product lines.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gabriel Wyner	Founder, Chief Executive Officer and Director	Fluent Forever, Inc., CEO, April 2018 – Present. Responsibilities: Investor outreach, pedagogy, product design Author: Fluent Forever	University of Southern California, Bachelors in Mechanical Engineering (2007)
Evan Walther	Head of Business and Director	Fluent Forever, Inc., Head of Business, April 2018 – Present. Responsibilities: Financial planning, strategy, and scale	Cornell University, BS, Human Biology (2006)
Ashley Whitehurst	Director (Preferred Stockholder Representative)	The LAUNCH Partnership, LLC, Managing Director of Syndicates, May 2015 - Present. Responsibilities: Syndicate & Fund Management, Management Company Operations Fluent Forever, Inc., Director, October 2020 – Present. Responsibilities: Represent the interests of the Company's Preferred Stockholders on matters considered by the Company's Board of Directors	San Diego University, Bachelor's Gerontoloy (2010)
Heather Tucker	Vice President of Operations	Fluent Forever, Inc., Vice President of Operations, April 2018– Present. Responsibilities: Operations, strategy, team culture and management	The Open University, B.Sc., Psychology (2007)

KJ Gundersen	Consulting/Fractional Chief Financial Officer	Gurobi Optimization, Chief Financial Officer, February 2018 - November 2019: Responsibilities: Financial planning and strategy Crunchfirm, Founder and Chief Cruncher, January 2020 - Present: Responsibilities: Financial planning and strategy, fundraising, acting as fractional CFO for clients Fluent Forever, Inc., Chief Financial Officer, November 2020 – Present. Responsibilities: Financial planning and financial strategy	Pacific Lutheran University, Bachelor of Business Administration, Business Administration and Economics (2003) Harvard Extension School, Master of Liberal Arts (ALM) in Extension Studies, Management-Finance (2012)
John Rush	Chief Technology Officer	Fluent Forever, Inc., Chief Technology Officer, April 2018 – Present. Responsibilities: Overseeing technology architecture, strategy, and hiring of our development team.	Sacramento City College, Associates in Science, Computer Information Science (1993)

Biographical Information

Gabriel Wyner - Gabriel wrote the book "Fluent Forever: How to learn any language and never forget it" (Harmony/Penguin Random House) in 2014. It has since sold more than 250,000 copies in more than 10 translations, and became a WSJ national bestseller. In 2014, he launched a Kickstarter to generate pronunciation training resources that worked well with his book. Overshooting his goal by more than 9x, he started a small company using proceeds from that initial crowdfunding effort. That company grew each year until in 2017, he launched a second crowdfunding campaign to develop and launch an app that automated the entire Fluent Forever method. That campaign ultimately brought in $1.5M and became the most successful crowdfunding for an app in history. In 2018, he founded the Fluent Forever C Corporation, took on investment capital and has served as the company's CEO since that point. Prior to his work on languages, he was an opera singer, getting his Masters in Song and Oratorio from the Konservatorium Wien Privatuniverstität in Vienna, Austria in 2013, and dual degrees in Vocal Arts Performance (B.M.) and Mechanical Engineering (B.S.) in 2007.

Evan Walther - Evan was a founding member of 3 tech startups, was the Director of Operations of Ubiquitous Media (New York City) where he ran non-traditional media programs managing hundreds of subcontractors and multi-million dollar budgets. In 2015 he founded FitKey (Cape Town, South Africa) and served as its Chief Executive Officer until it was liquidated in 2022 in the wake of Covid-19. FitKey was a platform created to give fitness enthusiast access to the best boutique gyms and studios in South Africa with a single membership. Evan brokered a partnership with financial institution Sanlam Reality so that members could get up to 60% off their gym memberships subsidized at boutique gyms and studios across South Africa. As marketing co-founder at Pearescope (New York City) from 2011 to 2013, one of the first mobile local social app's designed to help people connect with relevant people nearby, he created a partnership with the Fulbright Program to help Fulbright scholars meet each other and attract funding. Evan received a bachelor of science degree from Cornell University in Human Biology, Health, and Society in 2006.

Ashley Whitehurst - Ashley has held the title of Managing Director of the LAUNCH Syndicate since 2018, and as such, she has sat on numerous boards of directors for portfolio companies. Prior to that point, she served as Jason Calacanis' chief of staff from 2016-2018. She began her tenure at LAUNCH as an Executive Assistant (2015-2016). Her prior roles also included management; she was a Facility Manager and HR Administrator at Pedes Orange County from 2011 to 2014. She's a San Diego State University alumnus, having graduated in 2010 with a Bachelor's Degree in Gerontology.

Heather Tucker - Heather began working at Fluent Forever in 2016, holding various operations titles (Executive Assistant (2016-2017), Operations Manager (2017-2018), Director of Operations (2018-2021), until she became VP of Operations in 2021. Her prior roles included Heather co-founding PhotographySchool.NL in 2011-2017. Before that, Heather was a Travel Expert at Jetsetter, part of Gilt Group (2011-2013). At Victim Support, she was responsible for setting up a Children and Young Persons Support Service from 2003-2007. She's a University of Portsmouth alumnus, having graduated in 2010 with a master's degree in Criminology and Criminal Psychology.

KJ Gundersen - KJ Gundersen took on Fluent Forever as a client in 2020, where he has been serving as their fractional CFO. His larger role is as the founder of Crunchfirm, a full-stack finance, analytics and accounting firm from 2020-Present. Prior to Crunchfirm, KJ's prior roles included working as CFO of Gurobi Optimization from 2018-2019, working as the cofounder of Paylasso, an online credit card platform from 2015-2018, the CFO of Rocketmiles from 2013-2015, the VP of Finance at InComm Digital from 2012-2014, and the VP of Finance at Edhance, Inc. from 2008-2011. KJ is an alum of Harvard University with a master's degree in Management–Finance that he received in 2012. His undergraduate was at Pacific Lutheran University, where he received dual degrees in Business Administration and Economics in 2003.

John Rush - John Rush began working at Fluent Forever as their Chief Technical Officer in 2018. His prior roles included running and co-founding a development house, Studio Five27, LLC from 2012-2018, serving as a senior SDE lead at Microsoft from 2005-2012, a Senior Computer Scientist at Adobe Systems from 2003-2005, a computer scientist at Syntrillium Software from 1998-2003, a Software Design Engineer at Microsoft from 1996-1998, and a Software Developer at Compudigital Industries from 1994-1995. He is an alum of Sacramento City College, having graduated in 1993 with an associate's degree in Computer Science.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company currently has 5 employees in Illinois, Washington, and Alabama.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 8,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 3,737,454 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,812,129 shares of Common Stock and 3,594,519 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,812,129
Par Value Per Share	$.00001
Voting Rights	Holders of common stock are entitled to one vote for each share held and do not have cumulative voting rights. Holders of common are subject to the terms of a Stockholders Agreement whereby they shall vote to ensure that the size of the Board of Directors shall be set and remain at one director, Mr. Gabriel Wyner or his designee.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	43.9%

Type	Series Seed Preferred Stock
Amount Outstanding	3,594,519
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes.
Other Rights	The capitalized terms used in this section have the meanings set forth in the Company's Certificate of Incorporation. Series Seed Preferred Stockholders are entitled to Preferred Liquidation Amounts upon a liquidation of the Company equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. Except as provided by law or by the other provisions of this Amended and Restated Certificate of incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. The Company shall not, either directly or indirectly, take certain actions without the approval of the majority vote of the shares of Preferred Stock including winding up or liquidating the business, increasing or decreasing the number of directors of the Company, amending the Certificate of Incorporation or selling or transferring the assets or intellectual property of the Company outside of the ordinary course of business and as otherwise state in the Certificate of Incorporation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security. The holders of the Company's Preferred Stock have the power to elect one director to the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Company's stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.8%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Crowd Note
Face Value	$257,262
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The capitalized terms not otherwise defined in this section have the meanings set forth in the Crowd Note. The Valuation Cap is $8,500,000. Upon the occurrence of a Qualified Equity Financing (receipt of gross proceeds of not less than $1,000,000, excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales), the Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. If the Investor is not a Major Investor (an investor who has invested $25,000 or more), the Investor shall receive shares of a Shadow Series with certain limited rights. If the Corporate Transaction (including, an acquisition, merger, IPO occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either: i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or ii. Obtaining the Corporate Transaction Payment. b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a) of the Crowd Note.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Crowd Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.9011%*

*Assumes conversion into 142,923 shares on a fully-diluted basis.

Type	Warrant to Purchase Shares (Common Stock)
Amount Outstanding	9,846
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The capitalized terms used in this chart have the meanings set forth in the Warrant. This Warrant has an exercise price of $0.25 and an expiration date of April 30, 2029. This Warrant shall be exercisable, in whole or in part, during the term beginning on the date hereof and ending in accordance with Section 14 of the Warrant. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to a number of shares of the Company's shares of Common Stock as set forth in the Warrant. If the Holder has not elected to exercise this Warrant prior to the expiration of this Warrant, then this Warrant shall automatically (without any act on the part of the Holder) be exercised pursuant to Section 5 of the Warrant effective immediately prior to the expiration of the Warrant to the extent such net issue exercise would result in the issuance of Shares. This Warrant shall expire and no longer be exercisable upon the earlier of (a) the consummation of any Change of Control (as defined in the Warrant) or (b) 5:00 p.m. Eastern time on the ten (10) year anniversary of the issuance date of this Warrant. The Company will provide the Holder with at least ten (10) days written notice prior to any Change of Control.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.1310%

Type	Options to Purchase Common Stock*
Amount outstanding	996,794
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.4242%

*All awards have been issued under the Amended and Restated 2018 Fluent Forever, Inc. Stock Incentive Plan (the "Plan"). There are 1,238,465 shares authorized for issuance under the Plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$1,010,936
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $25,000,000. The "Discount Rate" is 85%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4%

*Assumes conversion of the SAFE at the Valuation Cap.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$586,982.50
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $35,000,000. The "Discount Rate" is 85%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.7%*

*Assumes conversion of the SAFE at the Valuation Cap.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Government Loan
Creditor	Small Business Administration (EIDL)
Amount Outstanding	$220,100
Interest Rate and Amortization Schedule	3.5% interest; $1,073 paid monthly beginning October 2022
Description of Collateral	The Collateral includes the following property that Borrower (Fluent Forever Inc)now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code
Other Material Terms	Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal. Each payment will be made when due even if at that time the full amount of the Loan has not yet been advanced or the authorized amount of the Loan has been reduced. The Company will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which will be deducted from the Loan amount stated above.
Maturity date	April 20, 2050
Date Entered Into	April 1, 2020

Type	Cash Advance (Federal R&D Tax Credit Program)
Creditor	Mainstreet
Amount Outstanding	$23,837.02
Interest Rate and Amortization Schedule	0% interest; Mainstreet advances the Company $2,167 each month for 12 months. The Company must pay back the cash advance over 6 months ($4,333.33 each month) starting August 2022.
Description of Collateral	N/A
Other Material Terms	The Company gets the Federal R&D Tax Credit from the government by offsetting the Company's federal payroll taxes. Mainstreet advances a portion of the benefit each month (interest-free) so that the Company can start using the value from its credit right away. Mainstreet charges $391.10 each month for 12 months (which is not included in the repayment amount referenced above). Mainstreet charges 15% of the final credit it helps the Company claim. If Mainstreet's estimate is off, Mainstreet adjusts the fees after it finalizes the Company's credit and prepares tax documents.
Maturity Date	February 2023
Date Entered Into	August 1, 2021

Type	Cash Flow Advance
Creditor	Arc Technologies, Inc.
Amount Outstanding	$76,371.72
Interest Rate and Amortization Schedule	11.06% Monthly payments of $9,343
Description of Collateral	All of the Company's right, title and interest in the Purchased Amount, and proceeds thereof.
Other Material Terms	The capitalized terms used but not otherwise defined in this chart have the meanings set forth in the Cash Flow Agreement between Arc Technologies, Inc. and the Company. During the term of this Agreement, Arc agrees to purchase from Company and Company agrees to sell to Arc, mutually agreed upon fixed amounts of Cash Flows payable to the Company over the Payment Term (as defined herein) applicable to such purchase of Cash Flows (each such purchase of Cash Flows is referred to herein as a "Purchase" and all such purchases of Cash Flows are collectively referred to herein as "Purchases"). With respect to each Purchase, until the Purchase Amount has been fully repaid, Company shall deposit all Cash Flows purchased by Arc hereunder with respect to such Purchase into the business banking account as specified in Company's application for financing and approved by Arc via the Platform ("Account"). The Account may only be used for business purposes and shall not be used for personal, family or household purposes. Company will instruct all its customers under customer contracts for which Arc has purchased the Cash Flows to deposit all such Cash Flows into the Account. Company is selling a portion of its future revenue stream to Arc at a discount and is not borrowing money from Arc. There is no interest rate accruing on the Purchased Amount.
Maturity Date	December 12, 2022
Date Entered Into	March 9, 2022

Type	Credit Cards
Creditor	Brex, Inc.
Amount Outstanding	$18,733.76
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	The Company's expenses are consolidated into one monthly payment that is deducted automatically from the Company's linked account. Brex does not charge fees or interest on the Company's Brex card. Instead, Brex receives a small fee from the merchant for each purchase the Company makes with its Brex card.
Maturity Date	N/A
Date Entered Into	December 10, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Fluent Forever Holdings, Inc.	2,500,000, Common Shares	33%

*On a fully diluted basis; Fluent Forever Holdings, Inc. is owned and controlled by Gabriel Wyner who owns 100% of the issued and outstanding shares.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Fluent Forever Inc. (the "**Company**") was incorporated on April 12, 2018 under the laws of the State of Delaware, and is headquartered in Chicago, Illinois. The Company is currently also conducting business under the name of "Fluent Forever".

Cash and Cash Equivalents

As of June 30, 2022, the Company had an aggregate of $271,959.15 in cash and cash equivalents, leaving the Company with approximately 7 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd Note^	$257,262.00	1	Software development, content development, marketing, salaries	April 9, 2019	Regulation CF
SAFE (Simple Agreement for Future Equity)*	$100,000	1	Software development, content development, marketing, salaries	April 28, 2019	Reg D 506(b)
Warrant*	9,846 shares	1	Software development, content development, marketing, salaries	April 30, 2019	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)*	$100,000	2	Software development, content development, marketing, salaries	June 17, 2019 and June 20, 2019	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)*	$474,750	8	Software development, content development, marketing, salaries	July 30, 2019 through August 15, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)*	$1,659,300	25	Software development, content development, marketing, salaries	August 7, 2019 through January 7, 2020	Reg D 506(b)
Preferred Stock	$1,499,967.00	3,737,454	Software development, content development, marketing, salaries	October 28, 2020	Reg D 506(b)

SAFE (Simple Agreement for Future Equity)*	$1,004,666.00	8	Software development, content development, marketing, salaries	June 8, 2020 through June 22, 2020	Section 4(a)(2)
Convertible Notes*	$100,000.00	2	Software development, content development, marketing, salaries	April 20, 2020	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$1,010,936.00	11	Software development, content development, marketing, salaries	June 22, 2021 through July 20, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$586,982.50	3	Software development, content development, marketing, salaries	March 1, 2022 through April 1, 2022	Reg D 506(c)

^1 Crowd Note is reflected on the Company's capitalization table; upon conversion 458 investors will receive shares.
*Converted to Preferred Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None. The Company has not conducted transactions with related persons.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of **$25,000** (the "**Target Offering Amount**") and up to a maximum amount of **$5,000,000** (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 14, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is **$150** and the maximum amount that an Investor may invest in the Offering is **$250,000**, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by

the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than **$3,000,000** (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**First Equity Financing Price**"):

(a) the quotient of **$35,000,000** divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) **$35,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


COMMISSION AND FEES


At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.


DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION


The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-

informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Gabriel Wyner
_____
(Signature)

Gabriel Wyner
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gabriel Wyner
_____
(Signature)

Gabriel Wyner
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

July 6, 2022
_____
(Date)

/s/ Evan Walther
_____
(Signature)

Evan Walther
_____
(Name)

Director
_____
(Title)

July 6, 2022
_____
(Date)

/s/ Ashley Whitehurst

(Signature)

Ashley Whitehurst

(Name)

Director

(Title)

July 6, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Fluent Forever, Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2020
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Fluent Forever, Inc.

Table of Contents



<p align="center">Independent Auditor's Report</p>

May 19, 2022
To: Board of Directors of Fluent Forever, Inc.
Attn: Gabriel Wyner, CEO
Re: 2021 and 2020 Financial Statement Audit – Fluent Forever, Inc.

<p align="center">Report on the Audit of the Financial Statements</p>

Opinion
We have audited the financial statements of Fluent Forever, Inc., which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fluent Forever, Inc. as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fluent Forever, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fluent Forever, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fluent Forever, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fluent Forever, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
May 19, 2022

Fluent Forever, Inc.
BALANCE SHEETS
December 31, 2021 and December 31, 2020
(Audited)

ASSETS	2021		2020	
Current Assets				
Cash and cash equivalents	$	876,705	$	1,864,192
Prepaid expenses		25,007		1,701
Total Current Assets		**901,713**		**1,865,893**
Intangibles		812,272		812,272
Total Assets	**$**	**1,713,985**	**$**	**2,678,165**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	55,553	$	70,820
Accrued expenses		76,700		43,902
Deferred revenue		509,794		407,739
Short-term financing payable		14,168		1,273
Economic Injury Disaster Loan, current portion		2,146		-
Total Current Liabilities		**658,362**		**523,734**
Long-Term Liabilities				
Paycheck Protection Program loan		-		117,739
Economic Injury Disaster Loan, net of current portion		232,166		220,100
Total Long-Term Liabilities		**232,166**		**337,839**
Total Liabilities		**890,528**		**861,573**
Stockholders' Equity				
Common Stock, $0.00001 par value; 8,000,000 authorized; 2,812,129 and 2,750,518 issued and outstanding as of December 31, 2021 and 2020, respectively		28		28
Additional Paid in Capital - Common		1,357,083		1,356,548
Preferred Stock, $0.00001 par value; 3,737,454 authorized; 3,594,519 shares issued and outstanding as of December 31, 2021 and 2020, respectively		36		36
Additional Paid in Capital - Preferred		4,859,948		4,845,862
Stock Receivable		-		(149,999)
SAFE Notes		1,010,936		-
Crowd Notes		257,262		257,262
Retained Earnings/(Accumulated Deficit)		(6,661,837)		(4,493,145)
Total Stockholders' Equity		**823,456**		**1,816,592**
Total Liabilities and Stockholders' Equity	**$**	**1,713,984**	**$**	**2,678,165**

The accompanying footnotes are an integral part of these financial statements.

Fluent Forever, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and 2020
(Audited)

	2021	2020
Revenues	$ 1,870,617	$ 1,093,166
Cost of revenues	375,641	223,815
Gross Profit	**1,494,976**	**869,351**
Operating Expenses		
General and administrative	393,166	154,279
Payroll	1,055,576	773,535
Professional services	209,128	135,950
Advertising and marketing	368,473	637,020
Contractors	1,751,198	1,015,943
Interest	15,127	385
Total Operating Expenses	**3,792,668**	**2,717,112**
Other Income (Expense)		
Paycheck Protection Program loan forgiveness	117,739	10,000
Other income/(expense)	5,405	2,568
Loss on buy back of SAFE note	-	(10,000)
Total Operating Expenses	**123,144**	**2,568**
Net Income (Loss)	**$ (2,174,548)**	**$ (1,845,193)**

The accompanying footnotes are an integral part of these financial statements.

Fluent Forever, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	Common Stock			Preferred Stock			Stock Receivable	SAFE Notes	Crowd Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Additional Paid in Capital	Shares	Value ($ par)	Additional Paid in Capital					
Balance as of December 31, 2019	2,671,587	$ 27	$1,354,096	-	$ -	$ -	$ -	$ 2,119,500	$ 257,262	$ (2,625,845)	$ 1,105,040
Issuance of Common Stocks	78,931	1	2,452	-	-	-	-	-	-	-	2,453
Issuance of SAFE Notes	-	-	-	-	-	-	-	1,369,666	-	-	1,369,666
Issuance of Preferred Stock	-	-	-	833,315	8	1,356,724	(149,999)	-	-	-	1,206,733
SAFE Conversion	-	-	-	2,761,204	28	3,489,138	-	(3,489,166)	-	-	(0)
Net loss	-	-	-	-	-	-	-	-	-	(1,867,300)	(1,867,300)
Balance as of December 31, 2020	2,750,518	$ 28	$1,356,548	3,594,519	36	$ 4,845,862	$ (149,999)	$ -	$ 257,262	$ (4,493,145)	$ 1,816,592
Issuance of Common Stocks	61,611	1	535	-	-	-	-	-	-	-	536
Issuance of SAFE Notes	-	-	-	-	-	-	-	1,010,936	-	-	1,010,936
Payment of Stock Receivable	-	-	-	-	-	-	149,999	-	-	-	149,999
Stock Compensation	-	-	-	-	-	14,086	-	-	-	-	14,086
Net loss	-	-	-	-	-	-	-	-	-	(2,168,692)	(2,168,692)
Balance as of December 31, 2021	2,812,129	$ 28	$1,357,083	3,594,519	36	$ 4,859,948	$ -	$1,010,936	$ 257,262	$ (6,661,837)	$ 823,456

The accompanying footnotes are an integral part of these financial statements.

Fluent Forever, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(Audited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,174,548)	$ (1,845,193)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Forgiveness of Paycheck Protection Program loan	(117,739)	-
Stock compensation	14,086	-
Changes in operating assets and liabilities:		
Prepaid expenses	(23,307)	(10,242)
Accounts payable	(15,267)	67,519
Accrued expenses	32,799	(81,761)
Deferred revenue	107,911	385,632
Short-term financing payable	12,895	(17,645)
Net cash provided by (used in) operating activities	**(2,163,170)**	**(1,501,689)**
Cash Flows from Investing Activities		
Purchase of trademark/IP	-	-
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Borrowings on notes payable	14,212	337,839
Issuance of common stock	536	2,453
Issuance of preferred stock	-	1,206,733
Collection of preferred stock receivable	149,999	-
Issuance of SAFEs	1,010,936	1,369,666
Net cash used in financing activities	**1,175,683**	**2,916,691**
Net change in cash and cash equivalents	**(987,487)**	**1,415,002**
Cash and cash equivalents at beginning of period	1,864,192	449,190
Cash and cash equivalents at end of period	**$ 876,705**	**$ 1,864,192**

The accompanying footnotes are an integral part of these financial statements.

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Fluent Forever, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on April 12, 2018. The Company is an app and coaching system applying a novel, patented technique to help users learn and retain new languages. The Company's headquarters are in Chicago, Illinois.

Since Inception, the Company has relied on contributions from owners, crowdfunding, the issuance of convertible notes, the issuance of preferred stock, and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Receivables and Credit Policy

The Company's business model does not necessitate receivables from customers, and accordingly the company has not established a credit policy.

Intangible Assets

The Company holds a provisional patent. The asset will be amortized using the straight-line method, based on a useful life of 20 years, upon the patent's grant date. Company's patent was published March 29, 2022.

Description	Estimated Life (Years)
Patents	20

Fair Value Measurements

U.S. GAAP principles define a fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no asserts or liabilities requiring fair value measurements as of December 31, 2021 and 2020.

Income Taxes

The Company is taxed as a C Corp. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has operated at a loss since inception. The Company has a net operating loss (NOL) totaling approximately $6,645,000 and $4,471,000 as of December 31, 2021 and 2020, respectively. The NOL creates a deferred tax asset of $1,395,573 and $938,918 as of December 31, 2021 and 2020, respectively. A 100% allowance has been placed against this deferred tax asset until taxable income from operations can

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2020, the Company adopted ASC 606, *Revenue from Contracts with Customers*. Results for reporting periods beginning after January 1, 2020 are presented under Topic 606, while prior period amounts have not

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

been adjusted and continue to be reported in accordance with our historic accounting. There was no adjustment to beginning retained earnings on January 1, 2020.

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company generates revenues by selling subscriptions to its language learning platform.

We determine revenue recognition through the following steps:
- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

The Company's payments are generally collected upfront. While contracts are billed monthly, certain subscriptions representing several months of service are billed up front, with revenue recognized over the duration of the contract.

The Company has deferred revenue totaling $493,543 and $385,632 as of December 31, 2021 and 2020, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have fully vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 3 – INTANGIBLES

At December 31, 2021 and 2020, intangible assets consists of the following:

	2021	**2020**
Provisional Patent	$ 812,272	$ 812,272
Accumulated Amortization	-	-
Net Intangibles	$ 812,272	$ 812,272

Patent amortization will commence on March 29, 2022, no amortization expense has been charged to operations for the years ended December 31, 2021 and 2020.

Estimated future amortization of intangible assets is as follows for the years ending December 31,:

2022	$ 33,937
2023	40,613
2024	40,613
2025	40,613
2026	40,613
2027 and thereafter	615,883
	$ 812,272

NOTE 4 – LOANS

On April 1, 2020 the Company received a $220,100 Economic Injury Disaster Loan (the "EIDL") from the U.S. Small Business Administration ("SBA"). The proceeds from the EIDL are for working capital purposes. The EIDL has a term of 30 years, interest of 3.75% per annum and monthly payments of principal and interest beginning October 2022 at $1,073 per month until maturity in October 2052. Each payment will be applied first to interest accrued to the date of receipt of each payment, and the remaining balance, if any will be applied to principal. As a condition of the EIDL, the Company granted the SBA a security interest in and to all collateral.

On May 1, 2020, the Company entered into a $117,739 promissory note (PPP Loan) with Bank of America under the Paycheck Protection Program (PPP) offered by the SBA to mitigate the negative financial and operational impacts of the COVID-19 pandemic. The interest rate on the PPP Loan was a fixed rate of 1.00% per annum. The Company would have been required to make one payment of all outstanding principal plus all accrued unpaid interest on May 1, 2022. According to the terms of the PPP, all or a portion of the loan may be fully forgiven if the funds are used for payroll costs (and at least 60% of the forgiven amount must have been used for payroll), interest on certain other outstanding debt, rent, and utilities. In accordance with the Coronavirus Aid, Relief and Economic Security Act, the Company used the proceeds of the loan primarily for payroll costs. The Company received full forgiveness of the PPP Loan and accrued interest as of June 7, 2021.

On January 1, 2021 the Company received a cash advance of $20,000 from MainStreet (the "MainStreet Loan") for estimated 2020 research and development tax credits based on Company returns completed by MainStreet. The MainStreet Loan is interest-free but requires monthly repayments of $3,333.33 starting in August 2021. The MainStreet Loan was paid in full. On August 1, 2021, the Company entered into a second cash advance agreement for $26,000 from MainStreet for estimated 2021 research and development tax credits based on Company returns to be completed by MainStreet. The second loan will be advanced monthly in the amount of $2,167 for 12 months. Repayment of the second MainStreet Loan of $4,333.33 per month will commence in August 2022.

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 5 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – EQUITY

Common Stock

During 2021 and 2020 the Company issued 61,611 shares and 78,931 shares, respectively of common stock.

Preferred Stock

During 2021 the Company issued 833,315 shares of preferred stock.

Simple Agreements for Future Equity (SAFE) Notes

Prior to 2020, the Company issued SAFEs totaling $2,119,500. During 2020, the Company issued additional SAFEs totaling $1,369,666. During 2020, SAFEs totaling $3,489,166 were converted into a total of 2,761,204 preferred shares. During 2021, the Company issued additional SAFEs totaling $1,010,936. SAFEs outstanding as of December 31, 2021 have a $25,000,000 valuation cap and a 10% conversion discount rate.

Crowd Notes

In April 2019 the Company issued Crowd Notes in the aggregate amount of $257,262. The notes have a valuation cap of $8,500,000. The notes convert upon the occurrence of a Qualified Equity Financing. A Qualified Equity Financing shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

Stock Warrants

On April 30, 2019 the Company issued stock warrants for 9,846 shares with an exercise price of $0.25 and an expiration date of April 30, 2029.

NOTE 7 – EQUITY-BASED COMPENSATION

In April 2018, the Company adopted a 2018 Stock Ownership Incentive Plan ("2018 Plan") which permitted the grant or option of shares to its employees for up to 728,000 shares of common stock. In October 2020 the 2018 Plan was amended to allow for up to 1,238,465 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date.

As of December 31, 2021 and 2020 the Company had 996,794 shares and 791,236 shares issued, respectively.

FLUENT FOREVER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reduction in Workforce

In 2022, the Company did a 30 percent reduction in workforce in attempt to slow down burn rate. All departments of the Company are still active however there has been a general reduction of employees in each department.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 19, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic



Company Name Fluent Forever

Logo



Headline Learn a new language in 6 months—based on a national bestseller

Slides



Pick 1 or more images for the word or sentence.
perro
[pe.ro] • dog
MASCULINE
Popular Images
FIND MORE
Add Image(s)
I'm happy to tell you that
Fluent Forever changed my life.
- Roger A.
I have tried other products
such as Duolingo and Babbel,
but none of them had me
thinking in Spanish.
- Dave R.
fluent
forever
Fluent Forever | fluent-forever.com | @Fluent_Forever

Tags	Apps, SaaS, Companies, Language Learning, Venture-backed, Coming Soon, $5M+ raised, Subscription, Crowd SAFE

Pitch text	

Summary

- The biggest Kickstarter/Indiegogo campaign for an app in history ($1.7M)
- New coaching+app combo: crazy product love, crazy revenue, crazy retention
- Neuroscience-based approach allows you to remember a language long term
- Personalized learning: Learn what YOU want to learn, not generic content
- Patent issued by USPTO on March 29, 2022
- Expanding to English, the largest market by far, in June 2022

Problem

People want to learn languages...

...and language instruction generally doesn't work:

- No ear training
- Wrong information
- Wrong repetition rate
- No personalization

Solution

A personalized & effective approach to learning languages

Based on a national bestseller



250k
copies sold

 ⭐⭐⭐⭐✫ **4.5 out of 5**

Producing fluency is only possible with the right methodology

Our Differentiators

 **Ear Training**
+20% More Memorable

No Translations
+100% More Memorable

 **Spaced Repetition Algorithm**
+300% More Memorable

Intelligent Word Groupings
+100% More Memorable

 **Customized Flashcards**
+25% More Memorable

Personalized Content
+100% More Memorable

Huge gains in recall, compared to competitors that don't contain the same features.

—

Ear training

Starting with ear training improves retention by 20%


Review
Which word do you hear?
más
[ˈmas]
more
moss
[mɑs]
(English)
Listen
See Answer
Review
The answer is:
más
más
[ˈmas]
more
moss
[mɑs]
(English)
TAP EACH WORD TO HEAR THE DIFFERENCE
See Question

—

Learning vocabulary with images, not translations

Immersive approaches are the only ones that lead to fluency..

But they only work when users can customize their words, pictures and sentences


Pick 1 or more images for the word or sentence.
perro
[pe.ro] • dog
MASCULINE
Popular Images
FIND MORE
Add Image(s)
Review
What's the word for this picture?
See Answer
Review
perro
pe.ro
masculine
Listen
See Question

—

Spaced-repetition algorithm

We know when users will forget a word... and test them right beforehand.



Review
Hello
Remember Forever!
Our spaced repetition algorithm finds the optimal moment to remind you about everything you've learned.
Practice 30 Flashcards
HOME
LEARN
REVIEW
EXPLORE
SETTINGS
Review
diente (dictionary form)
El dolor en los dientes puede ser muy intenso.
masculine
Listen
See Question
Review
Nice job!
16
words / rules learned
Your Progress
Short-term Memory
"B" as in "Cubo", "C" as in "Cuna", "F" as in "Foca", "K" as in "Koala", "L" as in "Lata", "N" as in "Lana", "O" as in "Oso", "P" as in "Pavo", "T" as in "Teléfono", Arriba, Cielo, Estrella, Luna, Punto, Tierra, Uno
Close
Keep Going

Product

Fluent Forever's app and coaching products

2022
Focus
STARTER
FLUENT FOREVER APP (iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP & DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP & WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED

Our App:

Our app has been our core product since 2019. By taking users through ear training, then teaching them vocabulary, grammar, and sentences via pictures instead of translations, we've built one of the most effective language learning tools the world has ever seen.



App + Coaching products

What if you spoke with a tutor every day **about your own life**, and every evening, those same sentences popped up in your flashcards so you could remember everything you talked about?

FEATURES:

 Zoom Tutoring for 10 min daily or 20 min weekly

 Sessions produce **custom content about the student's life,** **which show up the same day in the student's app.**

 Custom content like this **increases learning speed by +100%.**

 Daily students join masterclasses and group sessions that focus on overcoming the fear of speaking in front of others

LEARNING OUTCOMES:

 Assessments show faster improvements than any other product on the market

Case study: 3.0 to 4.1 in **two weeks**



NPS SCORES:

 **>60**

MONTHLY RETENTION:

 **85%**

The metrics speak for themselves. We have achieved product-market fit on a $289/mo product, the likes of which the world has never seen.

The Pedagogy: Based on how memories are stored in the brain, you can *double* your learning speed and long term retention if you focus entirely on content that's about your own life. I.e., if you fully personalize every sentence you learn, you will reach fluency twice as fast.

We built a coaching platform that achieves exactly that. Every day, you chat for 10 minutes with a native speaker **about your own life;** and every evening, the

sentences you learned will show up in your app so that you can **retain them long-term.**

Feb 15, 2022 - A Total Revamp of Our App:

Feb 15, 2022: Total revamp of trial experience, modeled after the book. **Increased Trial Conversion Rate from 34% --> 45%**

User experience:

- 16 comprehensive lessons about how to be a better language learner

Expectations:

- Improvements in trial conversion
- Improvements in app engagement, retention
- Improvements in conversion to coaching products


23
Today's Guided Learning
Complete 2 reviews
Daily Streak
2 min
Start
Up Next
Create 5 flashcards
Today's Tasks
0 of 5 Completed
12 min
Up Next
Create 2 Vocab
Today's Tasks
Self Guided Learning
Practice with a Review Session
How to Learn More Effectively
Pronunciation
Words
Grammar
Meet the Spanish You

WHY NOW?

COVID has been driving people to online learning—and in particular language learning—at an unprecedented rate. People who couldn't travel to their dream vacations have been exploring the idea of learning a new language in order to check an item off of their bucket list that they've never had the time to achieve.

In addition, there is a new trend in the market—where companies like Noom and Superhuman are able to offer subscription services that are dramatically more expensive than the competition, in exchange for a much better experience for the user. High-touch, premium experiences in language learning simply don't exist right now, and are a key gap in the market we wish to fill.

Traction

$2M+ in ARR


2022
Focus
STARTER
FLUENT FOREVER APP
(iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP &
DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP &
WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED
ARR:
$1.6M
$0.4M
$0.02M
Launched:
Q2'18
Q2'21
Q4'21

App + daily coaching stats

Language release schedule

This product is already 17% of our net ARR—and that's been driven by only 18% of our userbase.

Releasing new languages will drive CAC down further, increase organic traffic, and increase upsells to app subscribers. Ending 2022 at $5–8M ARR seems quite achievable.

Release Date	Language	% of userbase	Cumulative % userbase
June 1 2021	Latin American Spanish	18%	18%
Jan 10 2022	French	18.5%	36.5%
Feb 14 2022	European Spanish	13.5%	50%
Feb 14 2022	German	11%	61%
Feb 21 2022	Japanese	9%	70%
Mar 15 2022	Italian	7.5%	77.5%
April-May 2022	Korean, Russian, Mandarin	16%	93.5%
June 2022	English!		

Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Easiest users to target:

Churned Duolingo users

(>21M churned users accessible via Facebook)



> **"** I'm happy to tell you that
> **Fluent Forever changed my life.**
> - Roger A. **"**

> **"** I have tried other products
> such as Duolingo and Babbel,
> but none of them had me
> **thinking in Spanish.**
> - Dave R. **"**

—

Check out this testimonial:

"Fluent Forever freed my psyche from what was holding me back" - Leah Lion

Business Model

Clear paths to $100M:

**1 Million App Users,
30,000 Daily Tutoring Users, or
90,000 Weekly Tutoring Users** **= $100M ARR**

Fluent Forever is a SAAS business.

On the app side, we currently charge:

- $9.99 per month for a 1 month subscription

- $8.99 per month for a 6 month subscription

- $7.99 per month for a 12 month subscription

- $6.99 per month for a 24 month subscription

Paid through the App Store, Google Play Store, or Fluent-Forever.com.

And on the App+Coaching Side, we currently charge:

- $289 per month for daily coaching (10 minutes a day, 5 days a week)

- $289 per month for biweekly coaching (30 minutes, twice a week)

- $89 per month for weekly coaching (20 minutes a day, once a week)

- (And we have a legacy 2-week-bootcamp product in French and Spanish for $150 per bootcamp)

Market

An enormous online language market



The language learning space is large and highly fragmented. COVID has accelerated the shift from in person to online studies. Fluent Forever is poised to ride this wave and gain significant market share by being the first app to actually teach users to hold comfortable conversations and think in a foreign language.

Of the $54.1B (2015) language learning market, $9.1B (2018) is online. By 2026, online language learning will grow to $20.2B.

Rosetta Stone was acquired for $792M in August of 2021 after 10 years of losses. Duolingo is valued at more than $3.5B despite no success teaching people to hold conversations. We believe that our current solution with great learning outcomes has the potential to be much bigger than either, and the premium coaching+app product will take us even further.

Competition

Defensibility factors

Patent

Our image search engine is the necessary, secret sauce behind our superior learning outcomes. It produces relevant results for abstract words, and improves itself with every user interaction.

Patent Issued from USPTO: **March 29, 2022**

Network effects

Content: Daily tutoring customers produce ~150 sentences per month. Every sentence improves the quality of all of our products.

Marketable Results: Testimonials and documented results from daily tutoring customers help to drop CAC across all of our products.

Vision And Strategy

Q4 2022 targets

- $2M ARR >> **$5-8M ARR***
- Series A Raise: $8M–12M of funding
- **$60M–95M valuation target**

Use of funds

- Expanding to 12 languages of daily/weekly tutoring.

- Expanding our growth + marketing efforts
- Finding distribution partners for **English**
- Funding sufficient growth to reach a $8–10M Series A (i.e. growth capital for 9 months of 10–15% net MRR growth)

**Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

Most successful Kickstarter/Indiegogo campaign for an app in history


LAST HOUR!
Fluent Forever
The App
PLAY
Fluent Forever, The App: Learn to *Think* in Any Language
Project We Love
Chicago, IL
Apps
INDIEGOGO
CLOSED
PROJECT OWNER
Gabriel Wyner
Chicago, United States
$1,700,932 USD total funds raised
235% funded on October 19, 2017
KICKSTARTER
INDIEGOGO
$1,700,932
US by 11,974 backers

Fundraising history

- **October 2020: $4.9M raised in Seed Round**
  $13.5M post-money valuation
- **June 2021: $1.1M raised from existing investors**
  $25M cap, 10% discount post-money SAFE

  Current investors: Stout Street Capital, Firebrand Ventures, Cultivation Capital, LAUNCH/Jason Calacanis, Spero Ventures, Mana Ventures, Brighter Capital, Lofty Ventures

Founders



Gabriel Wyner

*CEO, Founder, Polyglot &
Bestselling author*

Founding Story:

In 2004 Gabe was a mechanical engineer with a passionate hobby for singing opera, requiring him to sing in German, French, Italian, and more. Wanting to further explore his passion, Wyner spent a summer in Vermont at the Middlebury Languages School in a German immersion program. After just five weeks, Wyner was singing in German and decided to pursue a professional opera career. He set out to become fluent in the languages demanded by the craft.

With Wyner's love for languages and fervor for fluency, he moved to Vienna, Austria, where he lived from 2007 to 2013 and attended the Music and Arts University of the City of Vienna. There he earned a master's degree in song and oratorio in 2012 with honors.

While living in Europe in 2008, Wyner spent two months in Perugia, Italy, where he learned Italian. Two years later, he completed a French immersion program over the summer at Middlebury Language Schools in Oakland; and in 2012, returned to Middlebury Languages School in Vermont for the third time for a Russian immersion program.

That same year, Wyner published a Lifehacker article that went viral about his groundbreaking formula to fluency and garnered a publishing offer within two hours. In August 2014, Wyner's first book "Fluent Forever: How to Learn Any Language Fast and Never Forget It" was published and has since sold more than 160,000 copies and just became a best seller in May 2018.

In September 2017, Wyner launched a Kickstarter campaign in support of developing the Fluent Forever app, which has gone on to be the most funded app in crowdfunding history, raising a total of $1.7 million. Wyner has various levels of fluency in Spanish, German, French, Russian, Italian, Hungarian and Japanese. He has a dog named Norbert, who has an impressive 19,000 followers on Instagram and serves as Fluent Forever's mascot.

Team

Heather T	VP of Operations	Heather co-founded PhotographySchool.NL, where she designed English language photography products and subscriptions. Before that she was a Holland Ambassador for the Dutch tourism board and a Travel Expert at Jetsetter, part of Gilt Group.
Gabriel Wyner	Founder	Gabe graduated with dual degrees in Mechanical Engineering and Opera Performance, before he wrote his national bestseller and founded his company. Fluent in 8 languages, he's been working on perfecting his methodology since 2010.
Will K	Lead Product Manager	
Vinny R	Test Lead	
Renán C.L.	Content Writer	

Norbert G-W	Head of Barketing	
Martha V	Editor	
Lauren B	Team Operations Coordinator	
John R	CTO	With 25 years of experience at Microsoft, Google, and Intel, John is no stranger to leading teams. Nor is he a stranger to startups; John was the second developer at Syntrillium Software, a bootstrapped startup that was acquired by Adobe.
Kiran M	Software Development Engineer	
Jessica H	Executive Assistant, Project Coordinator	

Jee F	HR Generalist	
Itzli H	Customer Happiness Hero	
Gam C	Software Test Engineer	
Evan W	Director of Special Projects	Prior to joining Fluent Forever, Evan had co-founded tech startups FitKey, Blue Ribbon Techs, and Periscope, and helped launch Neil Strauss's online learning platform The Society to $120k+ MRR.
Denny D	Customer Happiness Team Lead	
Chris S	Head of Growth	
Carla H	Senior Customer Happiness Heroine	

Andreea M	UI/UX Designer
Alejandro A	Software Development Engineer

Perks

$250	Access to our video library of coaching masterclasses (worth $40)
$1,000	A free 1 month subscription to our weekly coaching product (worth $89)
$2,200	A free 1 month subscription to our daily coaching product (worth $289)
$10,000	A free 3 month subscription to our daily coaching product, or our intense twice-a-week coaching product, plus a lifetime subscription to our app (worth $2000)
$50,000	Fluency in your language of choice: unlimited use of any of our coaching products over the next 5 years in one language, plus a lifetime subscription to our app (worth $lots)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

FLUENT FOREVER INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Fluent Forever Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $35,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

- 1 -
Nominee – Corporation – Cap Only – June 2022

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$3,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **Delaware**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Chicago, Illinois**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FLUENT FOREVER INC.

By: _____
Name: Gabriel Wyner
Title: CEO
Address: 4025 W Patterson Ave, Chicago, IL 60641
Email: gabe@fluent-forever.com

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Fluent Forever Inc. (the **"Security"**). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the **"Conversion Securities"**) to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                        Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

FLUENT FOREVER INC.

By:

Name: Gabriel Wyner, CEO

Date:

EXHIBIT D

Video Transcript

Hi everyone! I'm Gabe, the founder of Fluent Forever, and I've built a platform that can get you to fluency in a new language in 6 months. We live in a world where most people wish that they could learn a new language, and yet language learning tools don't work. I mean, if you wanted to learn German this year and you had $1000 to make that happen, how is it that there's no one you can go to that will reliably fix that problem for you? How can that be?? And there are answers to that question: Language learning tools don't work for three main reasons:
they don't start with ear training, they're not focused on the right information, and then they don't repeat that information at the right rate so you can actually remember it long term.

So let's start with ear training. Several years ago i learned Hungarian to speak
with my grandparents and I hit this monster of a word. This is fényképezőgép. It's the word for camera…and if i distract you for literally two seconds, you will have forgotten that word. And that happens because fényképezőgép is composed of sounds that you've never learned how to hear.

So ear training is your first barrier to entry and there's a very quick fix for it: you just have to practice telling the difference between similar sounding words like *doma* and *toma.* So our app trains your ears and then builds personalized flashcards to help you remember that training. When you learn that p is for pelota you choose your favorite pelota. And you do that because when you personalize your own content it becomes much more effective so we personalize everything that every user sees.

And that takes us to learning the right information. When i told you that fényképezőgép was the word for camera, i wasted your time. Your word camera connects to every camera you've seen in your life. It connects to words like shutter, lens, and iphone 11 whereas fényképezőgép connects to nothing, because translations are the least useful pieces of information about any word. So instead of translations, we teach you your first words using Images.

And then we use fill in the blank sentences next to images to teach you more abstract things like the preposition *en* in *estar en llamas...* And as a side note, the image search engine that makes all of this possible…we own the patent. Jumping back to pedagogy, the last piece - when should you repeat this stuff?

The answer? right before you forget it. There are algorithms that will figure that out and everything you do in our app lives within those algorithms. When you combine all these pieces, you get something that's allowing our users to reach levels of fluency that every other tool on the market can't even approach. Now there are big players in this market, because it's a huge and growing market. But there is research behind every single choice that we've made. In terms of our early traction, my book on this method is the only national bestseller on language learning in history. My crowdfunding campaign to launch this app turned into the most successful crowdfunding campaign for an app in history, raising 1.7M dollars.

This year, we passed $2M of annual recurring revenue. Around 80% of that revenue comes from our app, which has more than 22,000 paying subscribers.

In February of this year, we released an update that completely changed our app's trial experience for the first two weeks. New trial users get a crash course in all of the best parts of

my book, offered in daily interactive lessons that will produce better learners who are more likely to convert to all of our products. In terms of our early metrics with that update, we've seen a lift of nearly 40% in terms of engagement in our trial, and as a result, our trial has gone from a 34% conversion rate to a 45% conversion rate. So that's the base we've built with our app.

But now I want to turn to the other 20% of our revenue. Over the last year, we've built a new line of language learning products for folks who want even better, even faster results than we're already offering.

And to build that kind of product, we've taken advantage of a phenomenon in language learning where the more customized your content, the faster you learn.

I'll explain: Suppose you learned the word 'Dog' from 'The dog chases the cat'. It's a good sentence and you'll learn that word pretty quickly. But if I learn the word 'Dog' from 'My dog's name is Norbert and he's insta-famous', I'm going to learn 'dog' twice as fast as you, along with 'name' and 'famous' and all the grammar of that sentence, just because the sentence is about my own life. So we built a product around that concept: we pair you with a coach, that coach talks to you about your own life in your target language for 10 minutes a day, or once a week, and the sentences generated get pushed into your app for you to learn long term. The results are just as we had hoped: people are learning twice as fast, when we have people take 3rd party language assessments, they are reaching fluency faster than any product on the market, we are changing people's lives on a daily basis.

And on the metrics side, we're seeing some incredible results as well. This product costs almost $300/m - it's expensive and therefore hard to keep people happy and yet people are happy - 60-80% of users are strongly recommending it to their friends and family, and around 80% stay with us from month to month.

These are numbers that have never been seen in this market. In the context of our company, these coaching products are already producing $400k annually – around 20% of our net revenue – and at the start of last quarter, they were only available in Latin American Spanish, which was 20% of our userbase. By the end of this month, they'll be available in 11 languages, or 95% of our userbase. And we're in the process of releasing English, which could eventually get larger than all of our other languages combined.

So what does that mean for us? And what do we expect to see this year?

This year, I believe we can double our annual recurring revenue to $4M, by expanding our coaching products to the rest of our languages, and improving how we convert our app subscribers to coaching.

But it's English that I think is the largest opportunity. We've begun to have discussions with partners that could market English coaching to thousands of students, and I expect some of

those discussions will lead to large contracts within the next 9 months. That route leads us to annual recurring revenues of $5M and beyond.

Today, I'm raising funds to help support those efforts, and to get us in solid shape for a Series A raise at the start of next year. Our goal is to increase our revenue by 2.5 within the next nine months, and we want to see similar growth in our company's valuation over that same period.

We've grown a lot as a company over the last few years. I'm proud of what we've done thus far, but the best is out there in front of us. I've been waiting for an opening to let you, our customers, participate in what is coming… and this is that opening.

Thanks for listening and for those of you who've been long term supporters, thanks for getting us to where we are today.

EXHIBIT E

Testing the Waters Communications



Republic



Company Name Fluent Forever

Logo



Headline Learn a new language in 6 months—based on a national bestseller

Slides



perro
Popular Images
FIND MORE
I'm happy to tell you that
Fluent Forever changed my life.
- Roger A.
I have tried other products such as Duolingo and Babbel, but none of them had me
thinking in Spanish.
- Dave R.
fluent forever
Fluent Forever | fluent-forever.com | @Fluent_Forever

Tags	Crowd SAFE, Subscription, $5M+ raised, Coming Soon, Venture-backed, Language Learning, Companies, SaaS, Apps

Pitch text	

Summary

- The biggest Kickstarter/Indiegogo campaign for an app in history ($1.7M)
- New coaching+app combo: crazy product love, crazy revenue, crazy retention
- Neuroscience-based approach allows you to remember a language long term
- Personalized learning: Learn what YOU want to learn, not generic content
- Patent issued by USPTO on March 29, 2022
- Expanding to English, the largest market by far, in June 2022

Problem

People want to learn languages...

...and language instruction generally doesn't work:

- No ear training
- Wrong information
- Wrong repetition rate
- No personalization

Solution

A personalized & effective approach to learning languages

Based on a national bestseller



250k
copies sold

amazon   ★★★★⯪ **4.5 out of 5**

Producing fluency is only possible with the right methodology

Our Differentiators

 **Ear Training**
+20% More Memorable

 **No Translations**
+100% More Memorable

 **Spaced Repetition Algorithm**
+300% More Memorable

Intelligent Word Groupings
+100% More Memorable

 **Customized Flashcards**
+25% More Memorable

 **Personalized Content**
+100% More Memorable

Huge gains in recall, compared to competitors that don't contain the same features.

—

Ear training

Starting with ear training improves retention by 20%


Review
Which word do you hear?
más
[ˈmas]
more
moss
[mɑs]
(English)
Listen
See Answer
Review
The answer is:
más
más
[ˈmas]
more
moss
[mɑs]
(English)
TAP EACH WORD TO HEAR THE DIFFERENCE
See Question

—

Learning vocabulary with images, not translations

Immersive approaches are the only ones that lead to fluency..
But they only work when users can customize their words, pictures and sentences


Pick 1 or more images for the word or sentence.
perro
[pe.ro] • dog
MASCULINE
Popular Images
FIND MORE
Add Image(s)
Review
What's the word for this picture?
See Answer
Review
perro
pe.ro
masculine
Listen
See Question

—

Spaced-repetition algorithm

We know when users will forget a word... and test them right beforehand.



Review
Hello
Remember Forever!
Our spaced repetition algorithm finds the optimal moment to remind you about everything you've learned.
Practice 30 Flashcards
HOME
LEARN
REVIEW
EXPLORE
SETTINGS
Review
diente (dictionary form)
El dolor en los dientes puede ser muy intenso.
masculine
Listen
See Question
Review
Nice job!
16
words / rules learned
Your Progress
Short-term Memory
"B" as in "Cubo", "C" as in "Cuna", "F" as in "Foca", "K" as in "Koala", "L" as in "Lata", "N" as in "Lana", "O" as in "Oso", "P" as in "Pavo", "T" as in "Teléfono", Arriba, Cielo, Estrella, Luna, Punto, Tierra, Uno
Close
Keep Going

Product

Fluent Forever's app and coaching products







2022 Focus
STARTER
FLUENT FOREVER APP (iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP & DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP & WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED

Our App:

Our app has been our core product since 2019. By taking users through ear training, then teaching them vocabulary, grammar, and sentences via pictures instead of translations, we've built one of the most effective language learning tools the world has ever seen.



App + Coaching products

What if you spoke with a tutor every day **about your own life**, and every evening, those same sentences popped up in your flashcards so you could remember everything you talked about?

FEATURES:

 Zoom Tutoring for 10 min daily or 20 min weekly

 Sessions produce **custom content about the student's life,** which show up the same day in the student's app.

 Custom content like this **increases learning speed by +100%.**

 Daily students join masterclasses and group sessions that focus on overcoming the fear of speaking in front of others

LEARNING OUTCOMES:

 Assessments show faster improvements than any other product on the market

Case study: 3.0 to 4.1 in **two weeks**



NPS SCORES:

 **>60**

MONTHLY RETENTION:

 **85%**

The metrics speak for themselves. We have achieved product-market fit on a $289/mo product, the likes of which the world has never seen.

The Pedagogy: Based on how memories are stored in the brain, you can *double* your learning speed and long term retention if you focus entirely on content that's about your own life. I.e., if you fully personalize every sentence you learn, you will reach fluency twice as fast.

We built a coaching platform that achieves exactly that. Every day, you chat for 10 minutes with a native speaker **about your own life;** and every evening, the

sentences you learned will show up in your app so that you can **retain them long-term.**

Feb 15, 2022 - A Total Revamp of Our App:

Feb 15, 2022: Total revamp of trial experience, modeled after the book. **Increased Trial Conversion Rate from 34% --> 45%**

User experience:

- 16 comprehensive lessons about how to be a better language learner

Expectations:

- Improvements in trial conversion
- Improvements in app engagement, retention
- Improvements in conversion to coaching products


23
Today's Guided Learning
Complete 2 reviews
Daily Streak
2 min
Start
Up Next
Create 5 flashcards
Today's Tasks
0 of 5 Completed
12 min
Up Next
Create 2 Vocab
Today's Tasks
Self Guided Learning
Practice with a Review Session
How to Learn More Effectively
Pronunciation
Words
Grammar
Meet the Spanish You

WHY NOW?

COVID has been driving people to online learning—and in particular language learning—at an unprecedented rate. People who couldn't travel to their dream vacations have been exploring the idea of learning a new language in order to check an item off of their bucket list that they've never had the time to achieve.

In addition, there is a new trend in the market—where companies like Noom and Superhuman are able to offer subscription services that are dramatically more expensive than the competition, in exchange for a much better experience for the user. High-touch, premium experiences in language learning simply don't exist right now, and are a key gap in the market we wish to fill.

Traction

$2.3M+ in ARR



2022
Focus
STARTER
FLUENT FOREVER APP
(iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP & DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP & WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED
ARR: $1.9M $0.4M $0.02M
Launched: Q2'18 Q2'21 Q4'21

App + daily coaching stats

Language release schedule

This product is already 17% of our net ARR—and that's been driven by only 18% of our userbase.

Releasing new languages will drive CAC down further, increase organic traffic, and increase upsells to app subscribers. Ending 2022 at $5–8M ARR seems quite achievable.

Release Date	Language	% of userbase	Cumulative % userbase
June 1 2021	Latin American Spanish	18%	18%
Jan 10 2022	French	18.5%	36.5%
Feb 14 2022	European Spanish	13.5%	50%
Feb 14 2022	German	11%	61%
Feb 21 2022	Japanese	9%	70%
Mar 15 2022	Italian	7.5%	77.5%
April-May 2022	Korean, Russian, Mandarin	16%	93.5%
June 2022	English!		

Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Easiest users to target:

Churned Duolingo users

(>21M churned users accessible via Facebook)



"

I'm happy to tell you that
Fluent Forever changed my life.
- Roger A.

"

"

I have tried other products
such as Duolingo and Babbel,
but none of them had me
thinking in Spanish.
- Dave R.

"

—

Check out this testimonial:

"Fluent Forever freed my psyche from what was holding me back" - Leah Lion

Business Model

Clear paths to $100M:

**1 Million App Users,
30,000 Daily Tutoring Users, or
90,000 Weekly Tutoring Users** = **$100M ARR**

Fluent Forever is a SAAS business.

On the app side, we currently charge:

- $9.99 per month for a 1 month subscription

- $8.99 per month for a 6 month subscription

- $7.99 per month for a 12 month subscription

- $6.99 per month for a 24 month subscription

Paid through the App Store, Google Play Store, or Fluent-Forever.com.

And on the App+Coaching Side, we currently charge:

- $289 per month for daily coaching (10 minutes a day, 5 days a week)

- $289 per month for biweekly coaching (30 minutes, twice a week)

- $89 per month for weekly coaching (20 minutes a day, once a week)

- (And we have a legacy 2-week-bootcamp product in French and Spanish for $150 per bootcamp)

Market

An enormous online language market



The language learning space is large and highly fragmented. COVID has accelerated the shift from in person to online studies. Fluent Forever is poised to ride this wave and gain significant market share by being the first app to actually teach users to hold comfortable conversations and think in a foreign language.

Of the $54.1B (2015) language learning market, $9.1B (2018) is online. By 2026, online language learning will grow to $20.2B.

Rosetta Stone was acquired for $792M in August of 2021 after 10 years of losses. Duolingo is valued at more than $3.5B despite no success teaching people to hold conversations. We believe that our current solution with great learning outcomes has the potential to be much bigger than either, and the premium coaching+app product will take us even further.

Competition

Defensibility factors

Patent

Our image search engine is the necessary, secret sauce behind our superior learning outcomes. It produces relevant results for abstract words, and improves itself with every user interaction.

Patent Issued from USPTO: March 29, 2022

Network effects

Content: Daily tutoring customers produce ~150 sentences per month. Every sentence improves the quality of all of our products.

Marketable Results: Testimonials and documented results from daily tutoring customers help to drop CAC across all of our products.

Vision And Strategy

Q4 2022 targets

- $2.3M ARR >> **$5-8M ARR***
- Series A Raise: $8M–12M of funding
- **$60M–95M valuation target**

Use of funds

- Expanding to 12 languages of daily/weekly tutoring.

- Expanding our growth + marketing efforts
- Finding distribution partners for **English**
- Funding sufficient growth to reach a $8–10M Series A (i.e. growth capital for 9 months of 10–15% net MRR growth)

**Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

Most successful Kickstarter/Indiegogo campaign for an app in history


LAST HOUR!
Fluent Forever
The App
PLAY
Fluent Forever, The App: Learn to *Think* in Any Language
Project We Love
Chicago, IL
Apps
INDIEGOGO
fluent
Learn Any Lang
& Never Forget
CLOSED
Fluent Forever App: THINK In Any
PROJECT OWNER
Gabriel Wyner
Chicago, United States
$1,700,932 USD total funds raised
235% funded on October 19, 2017
KICKSTARTER
INDIEGOGO
$1,700,932
US by 11,974 backers

Fundraising history

- **October 2020: $4.9M raised in Seed Round**
  $13.5M post-money valuation
- **June 2021: $1.1M raised from existing investors**
  $25M cap, 10% discount post-money SAFE

  Current investors: Stout Street Capital, Firebrand Ventures, Cultivation Capital, LAUNCH/Jason Calacanis, Spero Ventures, Mana Ventures, Brighter Capital, Lofty Ventures

Founders



Gabriel Wyner

*CEO, Founder, Polyglot &
Bestselling author*

Founding Story:

In 2004 Gabe was a mechanical engineer with a passionate hobby for singing
opera, requiring him to sing in German, French, Italian, and more. Wanting to
further explore his passion, Wyner spent a summer in Vermont at the Middlebury
Languages School in a German immersion program. After just five weeks, Wyner
was singing in German and decided to pursue a professional opera career. He set
out to become fluent in the languages demanded by the craft.

With Wyner's love for languages and fervor for fluency, he moved to Vienna,
Austria, where he lived from 2007 to 2013 and attended the Music and Arts
University of the City of Vienna. There he earned a master's degree in song and
oratorio in 2012 with honors.

While living in Europe in 2008, Wyner spent two months in Perugia, Italy, where he
learned Italian. Two years later, he completed a French immersion program over
the summer at Middlebury Language Schools in Oakland; and in 2012, returned to
Middlebury Languages School in Vermont for the third time for a Russian
immersion program.

That same year, Wyner published a Lifehacker article that went viral about his
groundbreaking formula to fluency and garnered a publishing offer within two
hours. In August 2014, Wyner's first book "Fluent Forever: How to Learn Any
Language Fast and Never Forget It" was published and has since sold more than
160,000 copies and just became a best seller in May 2018.

In September 2017, Wyner launched a Kickstarter campaign in support of
developing the Fluent Forever app, which has gone on to be the most funded app
in crowdfunding history, raising a total of $1.7 million. Wyner has various levels of
fluency in Spanish, German, French, Russian, Italian, Hungarian and Japanese. He
has a dog named Norbert, who has an impressive 19,000 followers on Instagram
and serves as Fluent Forever's mascot.

Team

Heather T	VP of Operations	Heather co-founded PhotographySchool.NL, where she designed English language photography products and subscriptions. Before that she was a Holland Ambassador for the Dutch tourism board and a Travel Expert at Jetsetter, part of Gilt Group.
Gabriel Wyner	Founder	Gabe graduated with dual degrees in Mechanical Engineering and Opera Performance, before he wrote his national bestseller and founded his company. Fluent in 8 languages, he's been working on perfecting his methodology since 2010.
Will K	Lead Product Manager	
Vinny R	Test Lead	
Renán C.L.	Content Writer	

Norbert G-W	Head of Barketing	
Martha V	Editor	
Lauren B	Team Operations Coordinator	
John R	CTO	With 25 years of experience at Microsoft, Google, and Intel, John is no stranger to leading teams. Nor is he a stranger to startups; John was the second developer at Syntrillium Software, a bootstrapped startup that was acquired by Adobe.
Kiran M	Software Development Engineer	
Jessica H	Executive Assistant, Project Coordinator	

Jee F	HR Generalist	
Itzli H	Customer Happiness Hero	
Gam C	Software Test Engineer	
Evan W	Director of Special Projects	Prior to joining Fluent Forever, Evan had co-founded tech startups FitKey, Blue Ribbon Techs, and Periscope, and helped launch Neil Strauss's online learning platform The Society to $120k+ MRR.
Denny D	Customer Happiness Team Lead	
Chris S	Head of Growth	
Carla H	Senior Customer Happiness Heroine	

| Andreea M | UI/UX Designer |
| Alejandro A | Software Development Engineer |

Perks

$250	Access to our video library of coaching masterclasses (worth $40)
$1,000	A free 1 month subscription to our weekly coaching product (worth $89)
$2,200	A free 1 month subscription to our daily coaching product (worth $289)
$10,000	A free 3 month subscription to our daily coaching product, or our intense twice-a-week coaching product, plus a lifetime subscription to our app (worth $2000)
$50,000	Fluency in your language of choice: unlimited use of any of our coaching products over the next 5 years in one language, plus a lifetime subscription to our app (worth $lots)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic



Company Name Fluent Forever

Logo



Headline Learn a new language in 6 months—based on a national bestseller

Slides



Pick 1 or more images for the word or sentence.
perro
[pe.ro] • dog
MASCULINE
Popular Images
FIND MORE
Add Image(s)
"I'm happy to tell you that
Fluent Forever changed my life.
- Roger A."
"I have tried other products
such as Duolingo and Babbel,
but none of them had me
thinking in Spanish.
- Dave R."
fluent forever
Fluent Forever | fluent-forever.com | @Fluent_Forever

Tags	Apps, SaaS, Companies, Language Learning, Venture-backed, Coming Soon, $5M+ raised, Subscription, Crowd SAFE

Pitch text	

Summary

- The biggest Kickstarter/Indiegogo campaign for an app in history ($1.7M)
- New coaching+app combo: crazy product love, crazy revenue, crazy retention
- Neuroscience-based approach allows you to remember a language long term
- Personalized learning: Learn what YOU want to learn, not generic content
- Patent issued by USPTO on March 29, 2022
- Expanding to English, the largest market by far, in June 2022

Problem

People want to learn languages...

...and language instruction generally doesn't work:

- No ear training
- Wrong information
- Wrong repetition rate
- No personalization

Solution

A personalized & effective approach to learning languages

Based on a national bestseller



250k
copies sold

 ⭐⭐⭐⭐⯪ **4.5 out of 5**

Producing fluency is only possible with the right methodology

Our Differentiators

👂 **Ear Training** **+20%** More Memorable	**No Translations** **+100%** More Memorable 📄
↕ **Spaced Repetition Algorithm** **+300%** More Memorable	**Intelligent Word Groupings** **+100%** More Memorable ⬛
✏ **Customized Flashcards** **+25%** More Memorable	📰 **Personalized Content** **+100%** More Memorable

Huge gains in recall, compared to competitors that don't contain the same features.

—

Ear training

Starting with ear training improves retention by 20%


Review
Which word do you hear?
más
['mas]
more
moss
[mɑs]
(English)
Listen
See Answer
Review
The answer is:
más
más
['mas]
more
moss
[mɑs]
(English)
TAP EACH WORD TO HEAR THE DIFFERENCE
See Question

—

Learning vocabulary with images, not translations

Immersive approaches are the only ones that lead to fluency..
But they only work when users can customize their words, pictures and sentences


Pick 1 or more images for the word or sentence.
perro
[pe.ro] • dog
MASCULINE
Popular Images
FIND MORE
Add Image(s)
Review
What's the word for this picture?
See Answer
Review
perro
pe.ro
masculine
Listen
See Question

Spaced-repetition algorithm

We know when users will forget a word... and test them right beforehand.



Review
Hello
Remember Forever!
Our spaced repetition algorithm finds the optimal moment to remind you about everything you've learned.
Practice 30 Flashcards
HOME
LEARN
REVIEW
EXPLORE
SETTINGS
Review
diente (dictionary form)
El dolor en los dientes puede ser muy intenso.
masculine
Listen
See Question
Review
Nice job!
16
words / rules learned
Your Progress
Short-term Memory
Close
Keep Going

Product

Fluent Forever's app and coaching products

2022
Focus
STARTER
FLUENT FOREVER APP
(iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP &
DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP &
WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED

Our App:

Our app has been our core product since 2019. By taking users through ear training, then teaching them vocabulary, grammar, and sentences via pictures instead of translations, we've built one of the most effective language learning tools the world has ever seen.



App + Coaching products

What if you spoke with a tutor every day **about your own life**, and every evening, those same sentences popped up in your flashcards so you could remember everything you talked about?

FEATURES:



- Zoom Tutoring for 10 min daily or 20 min weekly
- Sessions produce custom content about the student's life, which show up the same day in the student's app.
- Custom content like this increases learning speed by +100%.
- Daily students join masterclasses and group sessions that focus on overcoming the fear of speaking in front of others









LEARNING OUTCOMES:



- Assessments show faster improvements than any other product on the market

Case study: 3.0 to 4.1 in **two weeks**



TrueNorth Scale
0.1 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10
A1
A1 - A2
A2
A2 - B1
B1
B1 - B2
B2
B2 - C1
C1
C1 - C2
C2
CEFR Scale
emmersion

NPS SCORES:



>60

MONTHLY RETENTION:



85%

The metrics speak for themselves. We have achieved product-market fit on a $289/mo product, the likes of which the world has never seen.

The Pedagogy: Based on how memories are stored in the brain, you can *double* your learning speed and long term retention if you focus entirely on content that's about your own life. I.e., if you fully personalize every sentence you learn, you will reach fluency twice as fast.

We built a coaching platform that achieves exactly that. Every day, you chat for 10 minutes with a native speaker **about your own life;** and every evening, the

sentences you learned will show up in your app so that you can **retain them long-term.**

Feb 15, 2022 - A Total Revamp of Our App:

Feb 15, 2022: Total revamp of trial experience, modeled after the book. **Increased Trial Conversion Rate from 34% --> 45%**

User experience:

- 16 comprehensive lessons about how to be a better language learner

Expectations:

- Improvements in trial conversion
- Improvements in app engagement, retention
- Improvements in conversion to coaching products


23
Today's Guided Learning
Complete 2 reviews
Daily Streak
2 min
Start
Up Next
Create 5 flashcards
Today's Tasks
0 of 5 Completed
12 min
Up Next
Create 2 Vocab
Today's Tasks
Self Guided Learning
Practice with a Review Session
How to Learn More Effectively
Pronunciation
Words
Grammar
Meet the Spanish You

WHY NOW?

COVID has been driving people to online learning—and in particular language learning—at an unprecedented rate. People who couldn't travel to their dream vacations have been exploring the idea of learning a new language in order to check an item off of their bucket list that they've never had the time to achieve.

In addition, there is a new trend in the market—where companies like Noom and Superhuman are able to offer subscription services that are dramatically more expensive than the competition, in exchange for a much better experience for the user. High-touch, premium experiences in language learning simply don't exist right now, and are a key gap in the market we wish to fill.

Traction

$2M+ in ARR


2022
Focus
STARTER
FLUENT FOREVER APP
(iOS & ANDROID)
$10
Welcome!
Perfect for:
Just starting and want to learn about the whole Fluent Forever method.
GET STARTED
ULTRA
FLUENT FOREVER APP & DAILY COACHING
$289
For those of you who want to learn more
GET STARTED
PREMIUM
FLUENT FOREVER APP & WEEKLY COACHING
$89
For those of you who want to quickly understand a new language
GET STARTED
ARR:
$1.6M
$0.4M
$0.02M
Launched:
Q2'18
Q2'21
Q4'21

App + daily coaching stats

Language release schedule

This product is already 17% of our net ARR—and that's been driven by only 18% of our userbase.

Releasing new languages will drive CAC down further, increase organic traffic, and increase upsells to app subscribers. Ending 2022 at $5–8M ARR seems quite achievable.

Release Date	Language	% of userbase	Cumulative % userbase
June 1 2021	Latin American Spanish	18%	18%
Jan 10 2022	French	18.5%	36.5%
Feb 14 2022	European Spanish	13.5%	50%
Feb 14 2022	German	11%	61%
Feb 21 2022	Japanese	9%	70%
Mar 15 2022	Italian	7.5%	77.5%
April-May 2022	Korean, Russian, Mandarin	16%	93.5%
June 2022	English!		

Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Easiest users to target:

Churned Duolingo users

(>21M churned users accessible via Facebook)



"

I'm happy to tell you that
Fluent Forever changed my life.
- Roger A.

"

"

I have tried other products such as Duolingo and Babbel, but none of them had me **thinking in Spanish.**
- Dave R.

"

—

Check out this testimonial:

"Fluent Forever freed my psyche from what was holding me back" - Leah Lion

Business Model

Clear paths to $100M:

1 Million App Users, 30,000 Daily Tutoring Users, <u>or</u> 90,000 Weekly Tutoring Users **= $100M ARR**

Fluent Forever is a SAAS business.

On the app side, we currently charge:

- $9.99 per month for a 1 month subscription

- $8.99 per month for a 6 month subscription

- $7.99 per month for a 12 month subscription

- $6.99 per month for a 24 month subscription

Paid through the App Store, Google Play Store, or Fluent-Forever.com.

And on the App+Coaching Side, we currently charge:

- $289 per month for daily coaching (10 minutes a day, 5 days a week)

- $289 per month for biweekly coaching (30 minutes, twice a week)

- $89 per month for weekly coaching (20 minutes a day, once a week)

- (And we have a legacy 2-week-bootcamp product in French and Spanish for $150 per bootcamp)

Market

An enormous
online language market



The language learning space is large and highly fragmented. COVID has accelerated the shift from in person to online studies. Fluent Forever is poised to ride this wave and gain significant market share by being the first app to actually teach users to hold comfortable conversations and think in a foreign language.

Of the $54.1B (2015) language learning market, $9.1B (2018) is online. By 2026, online language learning will grow to $20.2B.

Rosetta Stone was acquired for $792M in August of 2021 after 10 years of losses. Duolingo is valued at more than $3.5B despite no success teaching people to hold conversations. We believe that our current solution with great learning outcomes has the potential to be much bigger than either, and the premium coaching+app product will take us even further.

Competition

Defensibility factors

Patent

Our image search engine is the necessary, secret sauce behind our superior learning outcomes. It produces relevant results for abstract words, and improves itself with every user interaction.

Patent Issued from USPTO: March 29, 2022

Network effects

Content: Daily tutoring customers produce ~150 sentences per month. Every sentence improves the quality of all of our products.

Marketable Results: Testimonials and documented results from daily tutoring customers help to drop CAC across all of our products.

Vision And Strategy

Q4 2022 targets

- $2M ARR >> **$5-8M ARR***
- Series A Raise: $8M–12M of funding
- **$60M–95M valuation target**

Use of funds

- Expanding to 12 languages of daily/weekly tutoring.

- Expanding our growth + marketing efforts
- Finding distribution partners for **English**
- Funding sufficient growth to reach a $8–10M Series A (i.e. growth capital for 9 months of 10–15% net MRR growth)

**Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

Most successful Kickstarter/Indiegogo campaign for an app in history


LAST HOUR!
Fluent Forever
The App
PLAY
Fluent Forever, The App: Learn to *Think* in Any Language
Project We Love
Chicago, IL
Apps
INDIEGOGO
fluent
Learn Any Lang
& Never Forget
CLOSED
Fluent Forever App: THINK In Any
PROJECT OWNER
Gabriel Wyner
Chicago, United States
$1,700,932 USD total funds raised
235% funded on October 19, 2017
KICKSTARTER
INDIEGOGO
$1,700,932
US by 11,974 backers

Fundraising history

- **October 2020: $4.9M raised in Seed Round**
  $13.5M post-money valuation
- **June 2021: $1.1M raised from existing investors**
  $25M cap, 10% discount post-money SAFE

  Current investors: Stout Street Capital, Firebrand Ventures, Cultivation Capital, LAUNCH/Jason Calacanis, Spero Ventures, Mana Ventures, Brighter Capital, Lofty Ventures

Founders



Gabriel Wyner

*CEO, Founder, Polyglot &
Bestselling author*

Founding Story:

In 2004 Gabe was a mechanical engineer with a passionate hobby for singing opera, requiring him to sing in German, French, Italian, and more. Wanting to further explore his passion, Wyner spent a summer in Vermont at the Middlebury Languages School in a German immersion program. After just five weeks, Wyner was singing in German and decided to pursue a professional opera career. He set out to become fluent in the languages demanded by the craft.

With Wyner's love for languages and fervor for fluency, he moved to Vienna, Austria, where he lived from 2007 to 2013 and attended the Music and Arts University of the City of Vienna. There he earned a master's degree in song and oratorio in 2012 with honors.

While living in Europe in 2008, Wyner spent two months in Perugia, Italy, where he learned Italian. Two years later, he completed a French immersion program over the summer at Middlebury Language Schools in Oakland; and in 2012, returned to Middlebury Languages School in Vermont for the third time for a Russian immersion program.

That same year, Wyner published a Lifehacker article that went viral about his groundbreaking formula to fluency and garnered a publishing offer within two hours. In August 2014, Wyner's first book "Fluent Forever: How to Learn Any Language Fast and Never Forget It" was published and has since sold more than 160,000 copies and just became a best seller in May 2018.

In September 2017, Wyner launched a Kickstarter campaign in support of developing the Fluent Forever app, which has gone on to be the most funded app in crowdfunding history, raising a total of $1.7 million. Wyner has various levels of fluency in Spanish, German, French, Russian, Italian, Hungarian and Japanese. He has a dog named Norbert, who has an impressive 19,000 followers on Instagram and serves as Fluent Forever's mascot.

Team

Heather T	VP of Operations	Heather co-founded PhotographySchool.NL, where she designed English language photography products and subscriptions. Before that she was a Holland Ambassador for the Dutch tourism board and a Travel Expert at Jetsetter, part of Gilt Group.
Gabriel Wyner	Founder	Gabe graduated with dual degrees in Mechanical Engineering and Opera Performance, before he wrote his national bestseller and founded his company. Fluent in 8 languages, he's been working on perfecting his methodology since 2010.
Will K	Lead Product Manager	
Vinny R	Test Lead	
Renán C.L.	Content Writer	

Norbert G-W	Head of Barketing	
Martha V	Editor	
Lauren B	Team Operations Coordinator	
John R	CTO	With 25 years of experience at Microsoft, Google, and Intel, John is no stranger to leading teams. Nor is he a stranger to startups; John was the second developer at Syntrillium Software, a bootstrapped startup that was acquired by Adobe.
Kiran M	Software Development Engineer	
Jessica H	Executive Assistant, Project Coordinator	

Jee F	HR Generalist	
Itzli H	Customer Happiness Hero	
Gam C	Software Test Engineer	
Evan W	Director of Special Projects	Prior to joining Fluent Forever, Evan had co-founded tech startups FitKey, Blue Ribbon Techs, and Periscope, and helped launch Neil Strauss's online learning platform The Society to $120k+ MRR.
Denny D	Customer Happiness Team Lead	
Chris S	Head of Growth	
Carla H	Senior Customer Happiness Heroine	

Andreea M	UI/UX Designer
Alejandro A	Software Development Engineer

Perks

$250	Access to our video library of coaching masterclasses (worth $40)
$1,000	A free 1 month subscription to our weekly coaching product (worth $89)
$2,200	A free 1 month subscription to our daily coaching product (worth $289)
$10,000	A free 3 month subscription to our daily coaching product, or our intense twice-a-week coaching product, plus a lifetime subscription to our app (worth $2000)
$50,000	Fluency in your language of choice: unlimited use of any of our coaching products over the next 5 years in one language, plus a lifetime subscription to our app (worth $lots)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

---------- Forwarded message ----------
From: Gabe Wyner <learn@fluent-forever.com>
Date: Wednesday, May 4 2022 at 12:03 PM CDT
Subject: [PROOF] Finally announcing our investment round for everyone!
To: gabe@fluent-forever.com
Cc: denny@fluent-forever.com, evan@fluent-forever.com, chris@fluent-forever.com



Finally announcing our investment round for everyone!



My dear FluFos! In the process of completing our accredited investor raise back in March, **we got an overwhelming response from folks**

who were not accredited but still wanted to invest in our company.

And so, after a great amount of legal red tape, financial red tape, board red tape, and other kinds of red tape, it is with the greatest of pleasure that I announce the start of our **not-just-for-fancy-accredited-investors investment round**.

For all the information and to jump in and reserve an allocation, head over to https://republic.com/fluent-forever. You will find pitch videos, fancy graphs, and even some fancy Kickstarter-esque perks for investing!

If you have any questions, direct them to me over at the Republic website. There is SO MUCH regulation with stuff like this, so they want to make sure that all communication from this point forward is documented and public on their website.

Have fun with this thing! I'm really excited to bring you all on this crazy startup journey with us.

With love,
-Gabe



Some info on how this thing will work:

The campaign is in the 'reservation' stage, meaning that you're getting to see this before the general public, and before we're officially live according to the SEC. At this stage, you'll be able to reserve a specific amount (and you'll provide a payment method), but you won't yet be charged. Later on (likely nearer to the end of May or early June), we'll officially go live, and then you'll get notified and can complete your investment with one more click.

Fancy disclaimer our lawyers worked really hard on: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Check Out the Investment Here

I kind of dig that this ridiculous Norbert photo will now be in a public record SEC filing:



